P.E 4-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2002

INTERNATIONAL POWER plc
(Translation of registrant's name into English)

Senator House, 85 Queen Victoria Street,
London, EC4V 4DP, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F. . . . X. . . .Form 40-F. . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

International Power appoints Ian Nutt to be Head of American National Power

(London 8 April 2002) International Power today announces that it has appointed Ian Nutt to head its wholly owned subsidiary American National Power (ANP). Ian will take up his new role with effect from today 8 April 2002.

In his last role Ian was the Head of Global Operations for International Power. In addition, he has been playing a critical role in asset management serving on the Boards of Hub Power Company, Malakoff, Uni-Mar and Kot Addu Power Company. Ian has 27 years of experience in development, operation and maintenance of power plants.

Peter Giller, CEO of International Power said, "As our 4,000 MW construction programme in the US reaches the final stages of completion we are pleased to have someone with Ian's depth of technical experience to lead ANP. His skills in the field of plant operation and maintenance will be of vital importance in taking the business forward and making it a success."

For further information: -

Media contact (Europe):
Aarti Singhal
+44 (0)20-7320-8681

Investor contact (Europe):
Grant Jones
+ 44 (0)20-7320-8619

Media & Investor contact (United States):
Paul Parshley
+1 508-922-3124

Notes to the Editors: -

Based in Marlborough, Massachusetts American National Power has over 3,000MW of installed capacity in operation and around 1,400MW in the final stages of construction.

International Power plc is a leading independent electric generating company with around 9,150 MW (net) in operation, 2,015 MW (net) under construction and approximately 6,000 MW (net) in advanced development. Among the countries where International Power has operating facilities are Australia, the United States, the United Kingdom, the Czech Republic, Portugal, Turkey, Malaysia, Pakistan, and Thailand. International Power was created from the demerger of National Power, and its shares began trading independently on the London Stock Exchange and as ADRs on the New York Stock Exchange on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".

Hub Power Company (HUBCO): HUBCO owns and operates the 1,300MW Hub River power station in Pakistan. It is listed on the Karachi and Luxemburg stock exchanges. International Power has a 26% equity interest in HUBCO

Uni-Mar: International Power has a 33% equity interest in Uni-Mar, which is an investment in Turkey. Uni-Mar owns the 480MW CCGT Marmara power station located in Marmara-Ereglisi, Turkey.

Malakoff: Malakoff is a leading Malaysian independent power company in which International Power has approximately 20% equity interest. Malakoff is listed on the Kuala Lumpur stock exchange and has around 1,500MW of installed capacity in operation.

Kot Addu Power Company (KAPCO): KAPCO owns the 1,600MW CCGT power Kot Addu power station in Pakistan. International Power has a 36% equity interest in KAPCO.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL POWER plc

Date: 8 April 2002

By [signature]
Stephen Ramsay
Company Secretary